                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)




                         Cablevision Systems Corporation
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)



                                   12686C-10-9
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          NAME OF REPORTING PERSON                            Dolan Family LLC
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                     11-3519521

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                        (b) [ ]
3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

NUMBER OF SHARES          5.      SOLE VOTING POWER                           0
  BENEFICIALLY            6.      SHARED VOTING POWER                         0
  OWNED BY EACH           7.      SOLE DISPOSITIVE POWER                      0
REPORTING PERSON          8.      SHARED DISPOSITIVE POWER            5,000,000
      WITH

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      5,000,000

10.        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]*

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               3.6%


12.        TYPE OF REPORTING PERSON
                                                                             OO

* Dolan Family LLC disclaims beneficial ownership of 6,661,365 shares owned by other Reporting Persons as to which the Dolan Family LLC has no voting or dispositive power.

1.         NAME OF REPORTING PERSON           Edward C. Atwood, individually
                                              and as Manager of Dolan Family LLC

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                 Not Applicable
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                        (b) [ ]
3.         SEC USE ONLY
4.         CITIZENSHIP OR PLACE OF ORGANIZATION                          U.S.A.

NUMBER OF SHARES          5.      SOLE VOTING POWER                      14,666
  BENEFICIALLY            6.      SHARED VOTING POWER                   523,824
  OWNED BY EACH           7.      SOLE DISPOSITIVE POWER                 14,666
REPORTING PERSON          8.      SHARED DISPOSITIVE POWER              523,824
      WITH

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                        538,490

10.        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]*

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               0.4%

12.        TYPE OF REPORTING PERSON                                          IN

* Edward C. Atwood, individually and as Manager of Dolan Family LLC, disclaims beneficial ownership of 11,122,875 shares owned by other Reporting Persons as to which he has no voting or dispositive power.

1.         NAME OF REPORTING PERSON     Kathleen M. Dolan, individually and as
                                        Trustee for Dolan Descendants Trust,
                                        Dolan Progeny Trust, Dolan Grandchildren
                                        Trust, Dolan Spouse Trust, DC Kathleen
                                        Trust, and as Director of Dolan
                                        Children's Foundation

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Not Applicable

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.A.


NUMBER OF SHARES          5.      SOLE VOTING POWER                        4,000
  BENEFICIALLY            6.      SHARED VOTING POWER                  7,496,807
  OWNED BY EACH           7.      SOLE DISPOSITIVE POWER                   4,000
REPORTING PERSON          8.      SHARED DISPOSITIVE POWER             7,496,807
      WITH

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       7,500,807

10.        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]*

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                5.4%

12.        TYPE OF REPORTING PERSON                                           IN

* Kathleen M. Dolan, individually and as Trustee and Director of the trusts and foundation listed above, disclaims beneficial ownership of 4,160,558 shares owned by other Reporting Persons as to which she has no voting or dispositive power.

1.         NAME OF REPORTING PERSON     Marianne Dolan Weber, individually and
                                        as Trustee for Dolan Descendants Trust,
                                        Dolan Progeny Trust, Dolan Grandchildren
                                        Trust, Dolan Spouse Trust, DC Marianne
                                        Trust and as Director of Dolan
                                        Children's Foundation

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Not Applicable


2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.A.

NUMBER OF SHARES          5.      SOLE VOTING POWER                        4,000
  BENEFICIALLY            6.      SHARED VOTING POWER                  7,461,483
  OWNED BY EACH           7.      SOLE DISPOSITIVE POWER                   4,000
REPORTING PERSON          8.      SHARED DISPOSITIVE POWER             7,461,483
      WITH




9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       7,465,483

10.        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]*

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                5.4%

12.        TYPE OF REPORTING PERSON                                           IN

* Marianne Dolan Weber, individually and as Trustee and Director of the trusts and foundation listed above, disclaims beneficial ownership of 4,195,882 shares owned by other Reporting Persons as to which she has no voting or dispositive power.

1.         NAME OF REPORTING PERSON     Deborah Dolan-Sweeney, individually and
                                        as Trustee for Dolan Descendants Trust,
                                        Dolan Progeny Trust, Dolan Grandchildren
                                        Trust, Dolan Spouse Trust, DC Deborah
                                        Trust and as Director of Dolan
                                        Children's Foundation

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Not Applicable
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.A.

NUMBER OF SHARES          5.      SOLE VOTING POWER                        4,000
  BENEFICIALLY            6.      SHARED VOTING POWER                  7,496,807
  OWNED BY EACH           7.      SOLE DISPOSITIVE POWER                   4,000
REPORTING PERSON          8.      SHARED DISPOSITIVE POWER             7,496,807
      WITH

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       7,500,807

10.        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]*

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                5.4%

12.        TYPE OF REPORTING PERSON                                           IN

* Deborah Dolan-Sweeney, individually and as Trustee and Director of the trusts and foundation listed above, disclaims beneficial ownership of 4,160,558 shares owned by other Reporting Persons as to which she has no voting or dispositive power.

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1.         NAME OF REPORTING PERSON     Paul J. Dolan, individually and as
                                        Trustee for Dolan Descendants Trust,
                                        Dolan Progeny Trust, Dolan Grandchildren
                                        Trust, Dolan Spouse Trust, DC James
                                        Trust and DC Kathleen Trust

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Not Applicable

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.A.

NUMBER OF SHARES          5.      SOLE VOTING POWER                       12,000
  BENEFICIALLY            6.      SHARED VOTING POWER                  7,479,208
  OWNED BY EACH           7.      SOLE DISPOSITIVE POWER                  12,000
REPORTING PERSON          8.      SHARED DISPOSITIVE POWER             7,479,208
      WITH

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       7,491,208
10.        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]*
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                5.3%
12.        TYPE OF REPORTING PERSON                                           IN

* Paul J. Dolan, individually and as Trustee of the trusts listed above, disclaims beneficial ownership of 4,170,157 shares owned by other Reporting Persons as to which he has no voting or dispositive power.

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                       CONTINUATION PAGES TO SCHEDULE 13G


ITEM 1(a)         NAME OF ISSUER:

                  Cablevision Systems Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1111 Stewart Avenue
                  Bethpage, New York 11714

ITEM 2(a)         NAME OF PERSON FILING:

                  This Statement is being filed by the persons (the "Reporting Persons") identified in the cover pages hereto.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal place of business for each Reporting Person is:
                  c/o William A. Frewin
                  340 Crossways Park Drive
                  Woodbury, New York  11797

ITEM 2(c)         CITIZENSHIP:

                  Dolan Family LLC is a limited liability company formed in Delaware. Each other Reporting Person is a citizen of the U.S.A.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock.

ITEM 2(e)         CUSIP NUMBER:

                  12686C-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

                  Not Applicable.

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ITEM 4.           OWNERSHIP

                  (a)      AMOUNT BENEFICIALLY OWNED

                           The amount of shares beneficially owned by each Reporting Person is set forth in Item 9 of each of the cover pages hereto, each of which is incorporated herein by reference.

                  (b)      PERCENT OF CLASS:

                           The percent of the class beneficially owned by each Reporting Person is set forth in Item 11 of each of the cover pages hereto, each of which is incorporated herein by reference.

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                           (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                           (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                           The number of shares as to which each Reporting Person has sole or shared voting power and sole or shared dispositive power is set forth in Items 5 through 8 of each of the cover pages hereto, each of which is incorporated herein by reference.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  See Exhibit A hereto.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  See Exhibit B hereto.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2001

                               Dolan Family LLC

                               By:  Edward C. Atwood,
                                     as Manager

                               By:                           *
                                      ------------------------------------------

                               Edward C. Atwood, individually

                               By:                           *
                                      ------------------------------------------


                               Kathleen M. Dolan,
                               individually and as Trustee for Dolan
                               Descendants Trust, Dolan Progeny Trust,
                               Dolan Grandchildren Trust, Dolan Spouse
                               Trust, DC Kathleen Trust, and as
                               Director of  Dolan Children's Foundation

                               By:                           *
                                      ------------------------------------------

                               Marianne Dolan Weber
                               individually and as Trustee for Dolan
                               Descendants Trust, Dolan Progeny Trust,
                               Dolan Grandchildren Trust, Dolan Spouse
                               Trust, DC Marianne Trust, and as
                               Director of  Dolan Children's Foundation

                               By:                           *
                                      ------------------------------------------

                                Deborah Dolan Sweeney
                                individually and as Trustee for Dolan
                                Descendants Trust, Dolan Progeny Trust,
                                Dolan Grandchildren Trust, Dolan Spouse
                                Trust, DC Deborah Trust, and as Director of Dolan Children's Foundation

                               By:                           *
                                      ------------------------------------------

                               Paul J. Dolan, individually and
                               as Trustee for Dolan Descendants Trust,
                               Dolan Progeny Trust, Dolan
                               Grandchildren Trust, Dolan Spouse Trust,
                               DC James Trust, and DC Kathleen Trust

                               By:                           *
                                      ------------------------------------------



* By:    /s/ William A. Frewin, Jr.
         --------------------------
                  William A. Frewin, Jr.
                  Attorney-in-Fact